UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Vadda Energy Corporation
Full Name of Registrant

Former Name if Applicable
600 Parker Square, Suite 250
Address of Principal Executive Office (Street and Number)

Flower Mound, Texas 75028
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Vadda Energy Corporation (the “Company”) could not file its Annual Report on Form 10-K for the year ended December 31, 2012 (“Annual Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Annual Report, including, without limitation, the Company’s consolidated financial statements for 2012.

(Attach extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daro Blankenship	214	222-6500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that (a) total revenues increased by $3,500,589 to $3,919,612 for 2012 from $419,023 for 2011, driven primarily by the recognition of turnkey drilling revenue in 2012, and (b) costs and expenses increased $281,108 to $4,536,470 for 2012 from $4,255,362 for the prior year, due to the recognition of turnkey drilling costs in 2012 associated with the recognition of turnkey drilling revenue in 2012, offset by a decrease in general and administrative costs due primarily to the recognition of a valuation allowance on prepayment to operator in 2011. The Company expects a net loss of approximately $396,482 for 2012, compared to $3,123,092 for 2011. The amounts in this paragraph are estimates pending the completion of the Company’s consolidated financial statements for 2012 and, accordingly, are subject to change.

Vadda Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2013	By:	/s/ Daro Blankenship
Name: Daro Blankenship Title: President and Chief Executive Officer

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